CM 3/10

03015064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. 153 SECTION

SEC FILE NUMBER
35820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Glen Rauch Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 16th Floor
(No. and Street)

New York,	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen R. Rauch, President 212-363-9760
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name — *if individual, state last, first, middle name*)

1375 Broadway,	New York,	New York,	10018
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen R. Rauch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glen Rauch Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

ELEANOR GOUDREAU
Notary Public, State of New York
No. 01GO4825619
Qualified in New York County
Commission Expires April 30, 2003

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- ☐ (c) Statement of XXXXXXXXX Operations.
- ☐ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity XXXXXXXXXXXXXXXXXXXXXXXX.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND DIRECTORS OF GLEN RAUCH SECURITIES, INC.:

We have audited the accompanying statement of financial condition of Glen Rauch Securities, Inc. as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Glen Rauch Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block + Anchin LLP

New York, New York
January 22, 2003

GLEN RAUCH SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$	109,966
Marketable securities owned, at market value		2,771,406
Receivables from brokers and dealers:		
Commissions receivable		4,305
Interest receivable		40,011
Deposit with clearing broker		157,230
Furniture and equipment, at cost, less accumulated depreciation of $261,714		8,209
Other assets		92,142
TOTAL ASSETS	$	3,183,269

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Payable to clearing broker	$ 2,001,511	
Accounts payable and accrued expenses	68,854	
Distributions payable	257,000	
Obligation under capital lease	11,886	
Total Liabilities		$ 2,339,251
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock - no par value:		
Authorized - 200 shares		
Issued and outstanding - 83 shares	83	
Additional paid-in capital	379,120	
Retained earnings	464,815	
Total Stockholders' Equity		844,018
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 3,183,269

See the accompanying Notes to the Statement of Financial Condition.

GLEN RAUCH SECURITIES, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principal Business Activity:

Glen Rauch Securities, Inc. (the "Company") is primarily an introducing securities broker registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers, Inc. (NASD). The Company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker-dealer.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue and Expense Recognition:

Security transactions are recorded on a trade date basis. Marketable securities are carried at market value. The resulting difference between cost and market value is included in income. Interest income is recognized on the accrual basis.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Advertising costs are expensed as incurred.

Property and Equipment:

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is computed on straight-line and accelerated methods over the estimated useful lives of the assets.

Income Taxes:

The Company has elected to be taxed as an S corporation for federal and New York State income tax purposes whereby the Company's income is reported by the stockholders. Accordingly, no provision has been made for federal and New York State income taxes. The Company remains liable for New York City income taxes and the New York State S corporation tax.

GLEN RAUCH SECURITIES, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 2 - MARKETABLE SECURITIES:

The Company maintains an inventory of marketable securities for sale to customers which consist principally of bonds issued by states and municipalities, primarily located in the Northeastern United States.

NOTE 3 - SPECIAL RESERVE ACCOUNT:

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company has net capital of $624,452 which was $524,452 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.54 to 1.

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

Leases:

The Company leases office space on a month-to-month basis.

The Company is the lessee of office equipment under a capital lease expiring in 2004. The asset of $33,247 recorded under the capital lease is included in equipment at December 31, 2002; accumulated depreciation is $27,501 at December 31, 2002.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

Leases (Continued):

Future minimum lease payments under the noncancellable operating lease and the present value of future minimum capital lease payments as of December 31, 2002 are as follows:

	Capital Lease
Years Ending December 31,	
2003	$ 9,989
2004	2,497
Total minimum lease payments	12,486
Less: Amount representing interest	600
Present value of net minimum lease	$11,886

Stockholders' Agreement:

Under the terms of a stockholders' agreement the Company may be required to purchase shares owned by stockholders. The purchase price is based upon a percentage of book value of the Company, as defined in the agreement.

Credit Risk Concentration:

The Company maintains accounts in banks primarily in New York. The excess of deposit balances reported by one bank over amounts that would have been covered by federal insurance was $62,143 at December 31, 2002.

The Company maintains accounts with a brokerage firm. The Securities Investor Protection Corporation (SIPC) insures the brokerage accounts to the extent of $500,000 (including up to $100,000 for cash). Securities in excess of these limits are covered by additional insurance maintained by the brokerage firm.

NOTE 6 - PROFIT SHARING PLAN:

The Company maintains a 401(k) defined contribution profit sharing plan which covers all eligible employees. The Company has a discretionary matching policy.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 8 - SUBSEQUENT EVENT:

Effective January 1, 2003 the Company's stockholders entered into a sales agreement with Valley National Bank ("VNB") to sell their shares in the Company. Simultaneously, the three stockholders entered into employment agreements with VNB.